Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Dear Colleagues:

As you may have already seen, we announced today that we have reached agreement on the terms of a recommended acquisition of SABMiller by AB InBev.

As I’ve said before, we have the highest respect for SABMiller, its employees and its leadership and I am excited about the prospect of joining forces with them once the transaction closes. Both of our companies have a strong, distinct heritage and deep roots in some of the most historic beer cultures around the world. We also share a passion for brewing and a tradition of quality.

I am confident that, together with SABMiller, we can build the first truly global beer company that would take its place as one of the world’s leading consumer products companies.

The combined company would have operations in virtually every beer market, including in key emerging regions with strong growth prospects. It would also enhance our ability to provide more choice to more consumers around the world.

In addition, a combination of our two companies would pool resources and expertise to make a greater and more positive impact on the world. We both have strong programs that partner with stakeholders to encourage the responsible enjoyment of our products, to reduce the impact on the environment, and to improve the communities where we live and work. Together, we can realize our dream of building the Best Beer Company Bringing People Together For a Better World.

You have often heard me say that our most sustainable, long-term competitive advantage is our people. I believe there is a lot of strong talent across both of our organizations, and I know we will be able to achieve incredible results by coming together and setting a clear path forward for our new company. One that we all can rally behind.

I truly believe we can achieve more and better together than we can apart.

We will now begin working alongside SABMiller to satisfy regulatory requirements and will also start planning our approach to integration.

We are committed to being prompt, proactive and decisive in addressing regulatory concerns. To demonstrate our approach to this, today we have also announced the divestiture of SABMiller’s interest in the MillerCoors Joint Venture and the global Miller brand upon close of our combination.

However, I want to remind you that we have a long road ahead before the transaction closes, which we expect to happen in the second half of 2016, subject to satisfying the relevant regulatory clearances. Until that happens, AB InBev and SABMiller should continue to act independently, as separate – and competing – companies. This means that the two companies must not share any competitively sensitive information or take any integration steps prior to closing. Please refer to the “Dos and Don’ts” document that we have put together to help you navigate through this period.

I will continue to share relevant developments and milestones with you, and would encourage you to visit our microsite: www.globalbrewer.com, where all materials in relation to the offer will be housed. We will continue to update the site as additional information becomes available.

In the meantime, it continues to be business as usual. We will need your absolute focus more than ever as we work through this process. I am counting on you to deliver a strong fourth quarter.

For more information, please refer to the full announcement attached.

All the best,

Brito

This document relates to the proposed acquisition (the ‘Transaction’) by Anheuser-Busch InBev SA/NV (‘AB InBev’) of the entire issued and to be issued share capital of SABMiller plc (‘SABMiller’). Terms defined in the announcement of the Transaction dated 11 November 2015 shall have the same meaning when used in this notice.

Forward Looking Statements

This document, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this document include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements.

Each forward-looking statement speaks only as of the date of this document. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this document and should also be considered by the reader.

FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION

In the event that AB InBev and SABMiller implement the Transaction, AB InBev or Newco may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended.

Further information, including all documents related to the proposed Transaction, can be found at: www.globalbrewer.com.